CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED DECEMBER 31, 2007

(Expressed in Canadian Dollars)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors

AMARC RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	December 31, 2007	March 31, 2007
	(Unaudited)
ASSETS

Current assets
Cash and cash equivalents	$5,445,724	$2,916,194
Amounts receivable and prepaids	227,830	112,441
Balances receivable from related parties (note 6)	317,374	5,714,191
	5,990,928	8,742,826

Equipment (note 4)	21,642	25,462

	$6,012,570	$8,768,288

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$39,823	$78,012

Shareholders' equity
Share capital	27,540,054	27,287,248
Contributed surplus	2,234,943	2,295,248
Deficit	(23,802,250)	(20,892,220)
	5,972,747	8,690,276

Nature and continuance of operations (note 1)

	$6,012,570	$8,768,288

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

AMARC RESOURCES LTD.
Consolidated Statements of Operations
(Unaudited - Expressed in Canadian Dollars)

	Three months ended December 31		Nine months ended December 31
	2007	2006	2007	2006

Expenses
Amortization	$1,273	$1,989	$3,819	$5,968
Conference and travel	3,720	17,432	7,806	60,264
Exploration (schedule)	442,915	368,979	2,577,611	762,608
Legal, accounting, and audit	21,009	1,992	27,869	11,686
Management and consulting	18,136	2,812	48,795	52,109
Office and administration	36,958	45,557	134,756	105,828
Property investigation	857	(3,712)	2,221	8,093
Salaries and benefits	78,199	56,370	200,715	168,922
Shareholder communication	20,987	11,236	52,868	42,079
Trust and filing	6,481	3,401	15,580	8,940
	630,535	506,056	3,072,040	1,226,497

Other items
Foreign exchange loss (gain)	941	(47,508)	172,407	(50,399)
Loss on sale of equipment	–	–	–	1,678
Gain on sale of marketable securities (note 6(b))	–	–	(68,992)	–
Write down of mineral property interest	–	–	–	55,929
Interest income and other	(63,816)	(31,481)	(265,425)	(109,911)
	(62,875)	(78,989)	(162,010)	(102,703)

Loss for the period	$567,660	$427,067	$2,910,030	$1,123,794

Deficit, beginning of period	$23,234,590	$20,212,509	$20,892,220	$19,515,782

Deficit, end of period	$23,802,250	$20,639,576	$23,802,250	$20,639,576

Basic and diluted loss per share	$0.01	$0.01	$0.05	$0.02

Weighted average number
of common shares outstanding	63,299,473	52,459,473	63,151,837	52,459,473

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Consolidated Statements of Shareholders' Equity and Deficit
(Expressed in Canadian Dollars)

		Nine months ended		Year ended
		December 31, 2007		March 31, 2007
		(unaudited)

Share capital	Number of shares		Number of shares
Balance at beginning of the period	62,949,473	$27,287,248	52,459,473	$23,997,068
Private placement at $0.50 per share, net of issue costs	–	–	10,490,000	5,097,607
Fair value of warrants issued	–	–	–	(1,807,427)
Exercise of share purchase warrants at $0.55 per share	350,000	192,501	–	–
Fair value of warrants allocated to shares issued on exercise	–	60,305	–	–
Balance at end of the period	63,299,473	$27,540,054	62,949,473	$27,287,248

Contibuted surplus
Balance at beginning of the period		2,295,248		487,821
Fair value of warrants issued		–		1,807,427
Fair value of warrants allocated to shares issued on exercise		(60,305)		–
Balance at end of the period		$2,234,943		$2,295,248

Deficit
Balance at beginning of the period		(20,892,220)		(19,515,782)
Loss for the period		(2,910,030)		(1,376,438)
Balance at end of the period		$(23,802,250)		$(20,892,220)

TOTAL SHAREHOLDERS' EQUITY		$5,972,747		$8,690,276

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended December 31		Nine months ended December 31
Cash provided by (used in)	2007	2006	2007	2006

Operating activities
Loss for the period	$(567,660)	$(427,067)	$(2,910,030)	$(1,123,794)
Items not involving cash
Amortization	1,273	1,989	3,819	5,968
Loss on sale of equipment	–	–	–	1,678
Unrealized foreign exchange loss	941	–	172,407	–
Non-cash interest income (note 6(b))	–	–	(53,629)	–
Gain on sale of marketable securities (note 6(b))	–	–	(68,992)	–
Write down of mineral property interest	–	–	–	55,929
Changes in non-cash working capital items
Amounts receivable and prepaids	(21,021)	10,736	(115,388)	(21,826)
Balances receivable from related parties	192,799	(15,045)	(296,061)	105,007
Accounts payable and accrued liabilities	(343,246)	(17,282)	(38,189)	21,519
Cash used in operating activities	(736,914)	(446,669)	(3,306,063)	(955,519)

Investing activities
Proceeds from sale of equipment	–	–	–	3,445
Loan repayment from a related party (note 6(b))	–	–	5,500,000	–
Proceeds from sale of marketable securities	–	–	315,499	–
Cash provided by investing activities	–	–	5,815,499	3,445

Financing activities
Issuance of share capital, net of costs	–	–	192,501	–
Subscription receipts, net of issue costs	–	2,119,500	–	2,119,500
Cash provided by financing activities	–	2,119,500	192,501	2,119,500

(Decrease) increase in cash and cash equivalents	(736,914)	1,672,831	2,701,937	1,167,426

(Decrease) increase in cash and cash equivalents due to foreign exchange	(941)	–	(172,407)	–

Cash and cash equivalents, beginning of period	6,183,579	4,032,528	2,916,194	4,537,933

Cash and cash equivalents, end of period	$5,445,724	$5,705,359	$5,445,724	$5,705,359

Components of cash and cash equivalents are as follows:
Cash	$72,368	$2,257,587	$72,368	$2,257,587
Bankers acceptances	5,373,356	3,447,772	5,373,356	3,447,772
	$5,445,724	$5,705,359	$5,445,724	$5,705,359

Supplementary cash flow information:

Income taxes paid	$-	$-	$-	$-
Interest paid	$-	$-	$-	$-
Interest received	$63,816	$31,481	$265,425	$109,911

Non cash investing activities:
Receipt of common shares of Rockwell Diamonds Inc.	$-	$-	$246,506	$-
representing payment of loan interest (note 6(b))

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in Canadian Dollars)

All Properties	Three months ended December 31		Nine months ended December 31
	2007	2006	2007	2006

Exploration Cost
Assays and analysis	$110,634	$64,679	$211,905	$97,646
Engineering	–	–	4,893	–
Environmental	–	–	–	197
Equipment rental	14,249	6,868	80,568	25,695
Freight	3,802	265	18,582	822
Geological	234,096	215,194	1,402,164	451,805
Graphics	7,552	4,496	15,360	6,502
Helicopter	13,963	13,017	391,877	42,358
Property fees and assessments	30,563	3,190	56,109	3,390
Property option payments	–	25,000	10,000	25,000
Site activities	15,292	11,554	352,069	62,660
Travel and accommodation	12,764	24,716	34,084	46,533
Incurred during period	442,915	368,979	2,577,611	762,608
Cumulative expenditures, beginning of the period	15,484,271	10,730,379	13,349,575	10,336,750
Cumulative expenditures, end of the period	$15,927,186	$11,099,358	$15,927,186	$11,099,358

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended December 31, 2007
(Unaudited – Expressed in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Amarc Resources Ltd. (the "Company") is incorporated under the laws of the province of British Columbia, and its principal business activity is the acquisition and exploration of mineral properties. Its principal mineral property interests are located in British Columbia.

Operating results for the nine months ended December 31, 2007 are not necessarily indicative of the results that may be expected for the full year ending March 31, 2008.

These consolidated financial statements are prepared on the basis that the Company will continue as a going concern. Management recognizes that the Company will need to generate additional financial resources in order to meet its planned business objectives. However, there can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis which could differ significantly from the going concern basis.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended March 31, 2007, which are available on SEDAR at www.sedar.com.

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Also included are the accounts of the Precious Exploration Limited Partnership, which is subject to the Company's control and primary beneficial ownership.

All material inter-company balances and transactions have been eliminated.

3.	CHANGES IN ACCOUNTING POLICIES

Effective April 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") relating to financial instruments. As required by the transitional provisions of these new standards, these new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended December 31, 2007
(Unaudited – Expressed in Canadian Dollars)

(a)	Section 3855 – Financial Instruments – Recognition and Measurement

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company's balance sheet and measured either at fair value or, in certain circumstances at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations or accumulated other comprehensive income depending on the classification the related instruments.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. As such, any of the Company's outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to April 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following categories: held for trading, held-to-maturity, available-for-sale, loans and receivables and other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

Available-for-sale financial assets are measured at fair value. Changes in fair value are included in other comprehensive income (loss) until the gain or loss is recognized in income.

Held for trading financial instruments are measured at fair value. All changes in fair value are included in net earnings (loss) in the period in which they arise.

All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. Changes in fair value are included in net earnings (loss) in the period in which they arise, except for hedge transactions which qualify for hedge accounting treatment in which case gains and losses are recognized in other comprehensive income.

(b)	Section 3865 – Hedges

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any financial instruments which qualify for hedge accounting.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended December 31, 2007
(Unaudited – Expressed in Canadian Dollars)

(c)	Section 1530 – Comprehensive Income

Comprehensive income is the change in the Company's shareholder equity that results from transactions and other events from other than the Company's shareholders and includes items that would not normally be included in net earnings (loss), such as unrealized gains or losses on available-for-sale investments. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other "comprehensive income" until it is considered appropriate to recognize into net earnings. This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. Accumulated other comprehensive income is presented as a new category in shareholders' equity. As at December 31, 2007, the Company had no accumulated other comprehensive income and for the three and nine months ended December 31, 2007, comprehensive income (loss) equals net loss.

(d)	Section 1506 - Accounting Changes

This standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors. As a result, changes in accounting policies are only permitted when required by a primary source of GAAP or when the change will result in more reliable and more relevant information.

The application of these new standards has had no impact on the Company's financial statements as at and for the nine months ended December 31, 2007, and as such, a statement of comprehensive income has not been included in these financial statements.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended December 31, 2007
(Unaudited – Expressed in Canadian Dollars)

4.	EQUIPMENT

		Accumulated
	Cost	Amortization	Net Book Value
December 31, 2007
Site equipment	$77,551	$(55,909)	$21,642
Total	$77,551	$(55,909)	$21,642

March 31, 2007
Site equipment	$77,551	$(52,089)	$25,462
Total	$77,551	$(52,089)	$25,462

5.	MINERAL PROPERTY INTERESTS

Tulox Property

On May 7th, 2007, the Company entered into an agreement with Sitec Ventures Corp. ("Sitec") for the sale of the Tulox property (the "Property") for consideration of ten million common shares of Sitec, an inactive NEX-listed public company. The agreement is subject to certain conditions including regulatory approval. Under the agreement, the Company will receive a 3% net smelter royalty, following the commencement of commercial production on the Property. In addition, the Company receives a "Back in Right" whereby, on completion of $5,000,000 of exploration expenditures on the Property by Sitec, the Company will have a 90 day period during which it can acquire a 60% interest in the Property by agreeing to fund a further $10,000,000 of exploration expenditures on the Property. The agreement is currently expected to close before the end of the fiscal year.

Peak Property

On September 27, 2007, the Company entered into a letter agreement with a private arm's length company for an exclusive option whereby the Company may acquire, over up to a three year period, the right to earn an undivided 100% interest in the Peak property, subject to a 2% net smelter royalty, which the Company may acquire for $2,000,000. The agreement is subject to certain conditions, including the signing of a formal agreement on or before December 31, 2007 and the acceptance of such formal agreement by the TSX Venture Exchange (the "Effective Date"). Consideration for acquiring the 100% undivided interest in the Peak property is to consist of staged payments totaling $85,000 and the incurring of expenditures totaling $175,000 on the property from the date of signing the letter agreement until the third anniversary of the Effective Date. As at January 29, 2008, negotiations were underway between the Company and the vendor of the Peak property, to defer signing of the formal agreement.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended December 31, 2007
(Unaudited – Expressed in Canadian Dollars)

Pond Property

On September 27, 2007, the Company entered into a letter agreement with a private arms length company for an exclusive option whereby the Company may acquire, over up to a four year period, the right to earn an undivided 100% interest in the Pond property, subject to a 2% net smelter royalty, which the Company may acquire for $2,000,000. The agreement is subject to certain conditions, including the signing of a formal agreement on or before December 31, 2007 and the acceptance of such formal agreement by the TSX Venture Exchange (the "Effective Date"). Consideration for acquiring the 100% undivided interest in the Pond property is to consist of staged payments totaling $215,000 and the incurring of expenditures totaling $225,000 on the property from the date of signing the letter agreement until the fourth anniversary of the Effective Date. As at January 29, 2008, the vendor of the Pond property and the Company had mutually agreed to defer signing of the formal agreement until April 30, 2008.

6.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances receivable	December 31, 2007	March 31, 2007
Hunter Dickinson Inc. (a)	$317,374	$21,314
Rockwell Diamonds Inc. (b)	–	5,692,877
Total	$317,374	$5,714,191

	Three months ended		Nine months ended
	December 31		December 31
Transactions	2007	2006	2007	2006
Services rendered and expenses reimbursed:
Hunter Dickinson Inc. (a)	$322,997	$275,639	$1,267,829	$640,271 2
Rockwell Diamonds Inc. (b)	–	–	53,629	–
Farallon Mineral Mexicana (c)	–	–	–	3,445

(a)

Hunter Dickinson Inc. ("HDI") is a private company owned equally by eight public companies, one of which is the Company. HDI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996. Balances receivable from HDI have arisen in the normal course of exploration work on the Company's mineral properties and from the provision of ongoing administrative and technical services.

(b)

Rockwell Diamonds Inc., formerly named Rockwell Ventures Inc. ("Rockwell"), is a public company with certain directors in common with the Company. On January 26, 2007, the Company advanced $5,500,000 to Rockwell pursuant to a 90-day promissory note. Interest on the promissory note is calculated at a rate of 20% per annum, compounded quarterly.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended December 31, 2007
(Unaudited – Expressed in Canadian Dollars)

Interest is payable in common shares of Rockwell, based upon the ten day average closing price, less a 10% discount. For the year ended March 31, 2007, interest income of $192,877 was accrued on the promissory note. On April 18, 2007, Rockwell repaid the principal amount of the loan, together with 497,993 common shares of Rockwell at a deemed price of $0.495, representing payment of interest on the 90-day promissory note. For the nine month period ended December 31, 2007, interest income of $53,629 was recorded on the promissory note.

On June 21, 2007, the Company sold its 497,993 common shares of Rockwell for proceeds of $315,499 and recorded a corresponding gain of $68,992 on the sale of the securities.